UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36049

CUSIP NUMBER: 98159G 107

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                            N/A                             .

PART I

REGISTRANT INFORMATION

World Point Terminals, LP

Full Name of Registrant

N/A

Former Name if Applicable

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

Address of Principal Executive Office (Street and number)

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

World Point Terminals, LP (the “Partnership”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 by the prescribed due date without unreasonable effort and expense. Additional time is needed to compile information necessary to prepare and file the Form 10-K. The delay in filing is not due to the identification of any material error or material weakness in the effectiveness of the Partnership’s internal control over financial reporting or any disagreement with the Partnership’s registered independent public accounting firm. The Partnership anticipates that it will be able to file the Form 10-K on or before the fifteenth calendar day following the prescribed filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JQ Affleck	(314)	854-8520
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

World Point Terminals, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2016	By: WPT GP, LLC, its general partner

	By:	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Chief Financial Officer